UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                                SYCONET.COM, INC.
                 (Name of Small Business Issuer in its charter)


        Delaware                                                 54-1838089
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)


9208A Venture Court
Manassas, Virginia                                                   20111
(Address of principal executive offices)                          (Zip Code)


Issuer's telephone number: (703) 366-3900


Securities to be registered under Section 12(b) of the Act:

         Title of each class                   Name of each exchange on which
         to be so registered                   each class is to be registered

                  N/A                                         N/A

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

                 Information Required in Registration Statement

     This registration statement on Form 10-SB,  including,  without limitation,
Item 1, Business, and Item 2, Management's Discussion and Analysis or Plan of Operation, contains forward-looking statements. We intend to identify forward-looking statements in this registration statement using words such as "believes," "intends," "expects," "may," "will," "should," "plan," "projected," "contemplates," "anticipates," or similar statements. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties, and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. Factors that may cause these differences include, without limitation, our inability to obtain additional capital, competition from other, significantly larger distributors of Anime products, and our dependence on third parties as our source of Anime products. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement.


                                     PART I

     Unless the context otherwise requires, all references in this registration statement to "us," "we," "our" or "SyCo" mean SyCoNet.Com, Inc.

Item 1.  Business.

A.   Overview.

     SyCoNet.Com, Inc. was formed in Delaware in June 1997 under the name SyCo Comics and Distribution Inc. and is the successor to a limited partnership named SyCo Comics and Distribution formed under the laws of the Commonwealth of Virginia on February 1, 1997, by Sy Robert Picon and William Spears, the co-founders and principal shareholders of SyCoNet.Com. On February 17, 1999, SyCo Comics and Distribution Inc. changed its name to SyCoNet.Com, Inc.

     Our principal place of business is 9208A Venture Court, Manassas, Virginia 20111, and our telephone number is (703) 366-3900.

     Our common stock is listed on NASDAQ's Over-the-Counter Bulletin Board under the symbol "SYCD".

     As more fully described below, SyCoNet.Com, Inc. is a development stage corporation which is engaged principally in the distribution and direct marketing of Anime - animated cartoons produced in Japan and shipped to the United States where English subtitles or dialogue are inserted prior to distribution on videocassettes -- and Anime-related toys and other merchandise. We sell directly to individuals over the Internet and at Anime conventions. We are also a wholesale distributor to small retail outlets such as Anime specialty stores, comic book specialty stores, video stores, toy stores and electronic stores.

B.   Business Development.

     Our original plan of operation was to distribute comic books and comic book character-based trading cards and T-shirts to comic book specialty stores and traditional outlets. The response from the comic book retailers to our efforts was minimal because we could not offer them the comics published by Marvel Entertainment Group, Inc. and the other principal comic book publishers, all of which had entered into and were subject to exclusive distribution agreements with Diamond Comic Distributors, Inc. Accordingly, we incurred substantial losses in the first three quarters of 1997. In the fourth quarter of 1997, we refocused our operations on the distribution of Anime. We are no longer involved in comic-book distribution. Distribution of Anime currently accounts for approximately 90% of our revenues, and Anime-related merchandise, including toys and trading cards, accounts for 10%. 85% of our catalog is devoted to VCR tapes, 10% to DVD, and 5% to toys and trading cards. Our VHS products are priced from 28% to 50% less than the manufacturer's suggested retail price and our DVD products are priced 28% to 30% less than the manufacturer's suggested retail price. Notwithstanding our rapid growth, we cannot assure you that our growth will be sustained or that we will gain significant market share in the future.

C.   Description of Our Business.

Anime

     Anime differs from American animation in several important ways. Unlike American animation, which is created mainly for children, Anime is targeted for specific age groups which range from young children to adults. Therefore, Anime has more developed storylines and more lifelike characters, which grow emotionally and socially throughout the story. The storylines and characters can be as varied and detailed as in a feature-length movie or long-running television series. In addition, the characters' actions and characteristics drive stories more than they do with American animation. Characters learn how to obtain help from their friends and overcome their own weaknesses. That internal growth is the focus of the story , which makes the overall plot far more compelling, believable and relevant to the audience.

     Anime videos also have a high degree of sensory appeal, due to the high-quality music and graphics. Also, the graphic style of most Anime is focused more on the visual context and use of backgrounds and less on the simulations of fluid body movements and other action. This method provides more information about the overall impression of the scene than with American cartoons, while the lower priority assigned to life-like body movement enables Anime to be produced at a far lower cost per frame.

     Unlike American animation, Anime appeals to both males and females. Anime makes liberal use of romantic themes, and 60% of all Anime films and series have female leads as either the hero or the love interest.

Market

     The market for Anime and related merchandise in the United States has grown dramatically since its introduction almost ten years ago. In 1989, the market for Anime was $5.5 million. The market has been increasing substantially since then, with sales of almost $35 million in 1993, $110 million in 1995 and $225 million in 1997. By the year 2000, United States sales are expected to reach $500 million, although no assurance can be given.

     Nearly 2,500 Anime titles are now available in the United States, principally through national chains selling or renting videocassettes. We distribute virtually the entire line of Anime videos, as well as ancillary products such as toys and trading cards based on the Anime movies.

Product

     We obtain product on a non-exclusive basis from 15 Anime suppliers, including Central Park Media, Pioneer, A.D. Vision, Viz Communications, Irwin Toys, ADV Films and MGM's Orion Pictures. Since we obtain our Anime cassettes from multiple sources, we believe we have a secure source of product, although we cannot give any assurances. We distribute all of the nearly 2,500 available video titles, including Pokemon, Dragon Ball Z and Sailor Moon videos, as well as select Anime-related toys and other merchandise. We maintain an inventory of products in high demand so as to offer prompt service and fast delivery, and we obtain other products to fulfill orders we receive. Between October 31 and December 30, 1999, we fulfilled 98.7% of over 4000 orders within our stated delivery time frame of two days and 100% of our orders were filled in time for Christmas. Approximately 85% of the videos we purchase from suppliers are returnable.

Marketing and Distribution

     Initially our products were offered only through our own catalogs to small retail customers that focused almost exclusively on Anime products. We plan to continue providing wholesale services to retail stores that are interested in the Anime product line. However, now we are focusing on direct marketing to the individual consumer through the Internet. Currently, all of our products can be ordered through our two websites "www.animedepot.com" and "www.altvidwar.com". We intend to make the Internet our primary distribution channel to retail customers since Anime buyers are opting for this method of buying over traditional shopping malls and specialty shops. We believe that this medium will significantly reduce our expenses. We also market our products to individuals and retailers at trade shows and conventions, as well as through trade publications and headers on selected Internet search engines.

     We rely on agreements with United Parcel Service and R.P.S. to deliver products from suppliers as well as to customers. Charges associated with delivery of products to us are frequently borne by our suppliers. We intend to establish facilities in various regions of the United States to allow for faster receipt and distribution of our products if warranted by new business and subject to the availability of the necessary capital.

Competition

     Anime producers have not granted exclusive distribution agreements to any distributor, although we cannot assure you that this situation will continue.

     The four major wholesale distributors of Anime videos in the United States are Bandai, Pioneer, Baker & Taylor, and Ingram Entertainment. They specialize in providing products to large general retailers, toy retailers and video chains that are interested primarily in selling only the 20 to 30 most popular Anime titles. We do not sell to large retail accounts and therefore we do not compete with these large distribution companies.

     We focus on providing a high degree of service to smaller retailers. We have our main competitors who, like us, are relatively small privately held companies that serve the Anime niche market of small specialty retailers. These companies are Central Park Media, Media Blasters, Animego, and AD Vision, and they have greater financial, personnel, marketing and sales resources than we do. We compete with these companies on the basis of price, service, selection, availability and product knowledge. We also compete with many smaller retail outlets that sell Anime either by itself or as part of a product line that includes role playing games, video games, and other hobbyist activities.

Intellectual Property

     We  have   service   mark   applications   pending   for   the   following:
"SYCO","ANIMEDEPOT.COM", "YUGI-OH" "YUGI-OH.COM", "YUGI-OH DEPOT", "YUGI- OH DEPOT.COM", "OTAKU", "OTAKU USA", "OTAKU USA.COM", "ANIME USA", ANIME USA.COM", "SYCONET" and "SYCONET.COM".

Employees

     As of January 24, 1999, we had 24 employees, 23 of whom are full-time.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Overview

     The following is a discussion of certain factors affecting our results for the two fiscal years ended December 31, 1997 and 1998, and the nine months ended September 30, 1999, and our liquidity and capital resources. This discussion and analysis should be read along with our financial statements and their notes, contained elsewhere in this registration statement.

     As a reminder, our fiscal year ends on December 31. The years mentioned throughout this prospectus are fiscal years.

     Since inception, we have incurred losses, and as of September 30, 1999, we had an accumulated deficit of $1.6 million. We believe that sales growth will be contingent on our ability to (a) establish name recognition among fans of Anime and capitalize on up-selling and cross-selling opportunities; (b) select and market product lines that will gain popularity among Anime fans and will have cross-over potential to mainstream animation fans; (c) provide our customers good value, in terms of competitive pricing and order fulfillment; (d) identify and capitalize on advertising media that will best reach our target customers; (e) acquire and successfully market product licenses or alternatively, acquire emerging companies that have specialized skills, particularly in gaming and web entertainment technologies. During the past three months, we entered into short-term (under six months) on-line advertising agreements with World Wrestling Federation and Lycos. Within the next six months, we plan to launch an Internet, and possibly television, advertising campaign, as well as consummate partnering agreements with USA Networks, SCI-FI Channel, and other arrangements that are in negotiation. We plan to expand our consumer oriented e-commerce business, and we expect that additional spending will occur in this area. We believe that achieving profitability will be highly dependent on our ability to grow this segment of the business, in addition to increasing our licensing and advertising revenues.

     We have expanded our product lines from primarily comics in 1997 to sub-titled and dubbed videos, DVDs, trading cards, toys and apparel during 1998 and 1999. Because of these changes in the product line mix and the recent increase in our on-line customer sales, a historical comparative analysis may not necessarily be meaningful or indicative of our future operating results.

     Overall, our sales may fluctuate as a result of promotional discounts, convention marketing, current trends which influence the popularity of certain of our product lines, inventory levels, and seasonal demand. Other factors that may impact sales in the future include unforeseen technological problems associated with web traffic and server availability, government regulations on web transactions, and the general state of the economy. In order to carve a significant niche in the largely untapped Anime market, which by various independent estimates may approximate half a billion dollars in the next two years, we will incur additional expenditures in marketing costs, web technology, e-commerce solutions, enhancing our web presence, establishing a highly automated order fulfillment system, and upgrading back-office and infrastructure support. Although we expect sales to have sufficient capital to make these expenditures and that our sales will grow as a result of these expenditures, we cannot assure you that we will have the necessary funds or that the anticipated level of growth will occur or will offset the planned expenditures.

     Operating margins will be significantly impacted by (a) our ability to maintain and satisfy our existing repeat customers, as well as attract new customers with the same level of loyalty; (b) competitive pricing pressures; (c) the effectiveness of advertising and marketing expenditures and management's ability to measure and evaluate results; (d) the effectiveness of our web design and content in attracting and leading consumers to consummate on-line sales; (e) shipping efficiencies; and (f) general economies of scale.

Results of Operations

     Comparison of the nine months ended September 30, 1999 and 1998

     Net sales, consisting of the selling price of VHS and DVD products, trading cards, toys and apparel, net of discounts and customer returns were $773,000 during the nine months ended September 30, 1999, an increase of 98% from net sales of $391,000 during 1998. Most of the sales increase in 1999 occurred during the third quarter, which we attribute to the effectiveness of on-line advertising in generating on-line customer sales, the popularity of certain video titles in the product line, an increased customer base, and continued repeat sales. Increased sales also arose from the Company's presence at tradeshows and conventions.

     The following table sets forth certain financial data for us as a percentage of net sales for the indicated periods:

                                                       (Unaudited)
                                              Nine months ended September 30
                                                   1999           1998
                                                  ------         ------
Net Sales                                         100.00%        100.00%
Cost of Goods Sold                                 77.42          82.49
Gross Margin                                       22.58          17.51
Selling, General and Administrative
Expenses                                           75.86         125.79
Operating Loss                                    (53.28)       (108.29)
Other Expense                                     (00.30)        (00.77)
Net Loss                                          (53.58)       (109.05)

     Gross profit is defined as sales less cost of sales, which consists of the cost of product sold to the customers and related shipping costs. Our gross margin increased as a result of increased on-line consumer sales, which generally yield higher margins than sales to retailers. Our gross profit was $175,000 for the nine months ended September 30, 1999, a 156% increase over the gross profit for the same period in 1998.

     Selling, general and administrative expenses include the costs of advertising, customer service, investor relations, and administrative personnel. The cost components did not change significantly during all periods presented. Expenses totaled $586,000 for the nine months ended September 30, 1999 compared to $491,000 for the same period in 1998. The costs have increased during 1999 largely due to requirements for additional order fulfillment personnel to service on-line customers; casual labor support and travel related to trade conventions; grass roots marketing; and professional services associated with development of web content, primarily on our animedepot.com and altvidwar.com web sites. We believe that these costs will continue to increase as a result of our commitment to build and enhance our infrastructure. During the next six months, we expect our increased costs to result from marketing and advertising expenditures; warehouse and office expansion; additional customer service, order fulfillment, and warehouse personnel to process an anticipated increase in on-line sales; amortization of software associated with e-commerce solutions; depreciation of newly purchased PCs and computer peripherals; network engineering and telecommunications to continuously secure our various web sites; and the build-out of more web sites to increase Anime market penetration and to cater to specific market segments. Despite our focused efforts, we cannot assure you that we will achieve a level of sales commensurate with the increase in expenditures.

     Comparison of the fiscal years ended December 31, 1998 and 1997

     No meaningful comparison can be made between 1998 and 1997 sales because during 1998 we changed our product line to consist primarily of Anime videos and DVDs. In 1997, sales consisted primarily of comic books. Our decision to change our product line resulted in a 358% increase in net sales, from $175,000 in 1997 to $626,000 in 1998.

     The negative profit margin for 1997 reflects a provision for the write-off of the remaining inventory, consisting primarily of comic books, at the end of that year. As a result, the 1997 fiscal year's negative gross margin of $(71,000) is not comparable with the gross margin of $114,000 for the full 1998 fiscal year, which did not reflect a similar write-off.

     Selling, general and administrative expenses were $771,000 for the fiscal year ended December 31, 1999 compared to $416,000 for the fiscal year ended December 31, 1997. We attribute the increase to additional personnel necessary to service and warehouse greater inventory as a result of the new product line.

Income Taxes

     We made no provision for any current or deferred U.S. federal, state income tax or benefit for any of the periods presented. Since inception, we have experienced operating losses, which have recently been declining in relation to sales. Although management expects the improved trend to continue, we cannot provide any assurance as to when profits will materialize. Therefore, we cannot predict when we can use the net operating loss carry-forwards which begin to expire in 2017, and which may be subject to certain limitations imposed under
Section 382 of the Internal Revenue Code of 1986. Due to the uncertainty concerning our ability to realize the related tax benefit, we have provided a full valuation allowance on the deferred tax asset, which consists primarily of net operating loss carry-forwards.

Year 2000

     As of the end of 1999, we substantially replaced disparate financial, purchasing, and customer order databases with a fully integrated Y2K-compliant enterprise-wide platform of front office, back office, financial and e-business solutions. Although we do not expect to experience business disruptions associated with Y2K-related problems, we cannot assure you that all potential Y2K defects have been uncovered or corrected in our internal systems, including third party software and related products.

Impact of Recently Issued Accounting Standards

Comprehensive Income (Loss)

     As of January 1, 1998, we adopted Statement of Financial Accounting Standards No. 130 ("SFAS No. 130") entitled "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Currently, there are no reportable items of comprehensive income (loss).

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1 ("SOP 98-1"), entitled "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. SOP 98-1 will be effective for our fiscal year ending December 31, 1999. Projected expenditures for our e-commerce infrastructure will be capitalized in compliance with this pronouncement.

     In April 1998, the American Institute of Certified Public Accountants issued SOP 98- 5, entitled "Reporting on the Costs of Start-Up Activities." SOP 98-5 is effective for our fiscal year ending December 31, 1999. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. We do not expect adoption of the subject pronouncement to have a material effect on the financial statements.

Liquidity and capital resources

     As of September 30, 1999, our cash position consisted of $100,000 in cash compared to $32,000 in cash for the same period in 1998.

     We have funded our operations primarily through private equity financing pursuant to Regulation D, which is a limited offer and sale of securities without registration under the Securities Act of 1933. Our primary sources of cash were funds raised through numerous private placements during 1997, 1998, and 1999. During the nine months ended 1999, net cash provided by financing included $775,000 in private placement funds compared to $363,000 for the same period in 1998, and $523,000 for all of 1998. The Company raised $512,000 through private placements during 1997.

     Net cash used in operations were $682,000 for the first nine months of 1999 compared to $412,000 during the same period in 1998, and $587,000 and $448,000 for 1998 and 1997, respectively. The use of cash was due primarily to loss from operations which was $426,000 and $ 403,000 during the nine-month periods in 1999 and 1998, respectively. Cash flows were impacted in both years with the growth in inventories to ensure product availability. Losses for the full years of 1998 and 1997 were $661,000 and $490,000 respectively.

     For all comparative periods net cash used in investing activities consisted primarily of purchases of PCs and peripheral equipment. Towards the end of 1999 and into the year 2000, we expect that we will incur significant capital expenditures to enhance our technological capabilities in e-commerce and web deployable order fulfillment solutions.

     Subsequent to the date of the financial statements, we received a $2,000,000 funding commitment from a venture capital firm that has funded numerous emerging growth companies. The money will be made available to us in four $500,000 tranches as follows: (a) the date we file with the SEC a registration statement on Form 10; (b) the date on which the SEC declares effective our Form SB-2; (c) 60 days following the effectiveness of our SB-2, and (d) 120 days following the effectiveness of our SB-2.

     We believe that we will require additional financing, credit facilities and cash to be generated from operations to build our e-commerce infrastructure and undertake major marketing programs to help boost our sales during 2000 and beyond. Working capital and other capital needs may also increase as result of changes in corporate strategy, product diversification, and order fulfillment process improvements. Accordingly, we may seek such capital through additional bank borrowings, debt or equity offerings or other sources. Subject to shareholder approval, we will increase the number of authorized shares from 15,000,000 to 40,000,000 to provide greater financing flexibility and capability for us. We have been in discussions with a number of parties regarding obtaining additional financing, however, we cannot assure you that our financing requirements can be met by current available facilities or that additional facilities will be available on terms and conditions favorable to us, if at all.

Item 3. Description of Property

     The Company leases from an unaffiliated landlord approximately 6,000 square feet of office and warehouse space in Manassas, Virginia for $2,325 per month, pursuant to an eight month lease extension that expires in September 2000.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     Unless otherwise indicated, we believe that the individuals listed in this Item have the sole power to vote and dispose of the number of shares listed opposite their respective names.

     (a) Security ownership of certain beneficial owners

     The following table contains information regarding ownership of our common stock, which are our only voting securities, which are deemed under the current rules of the Securities and Exchange Commission to be beneficially owned by any person -- including any "group" as that term is used in Instruction No. 4 to S-B
Item 403 -- known by us to be the beneficial owner of more than five percent (5%) of our common stock as of January 14, 2000:

Name and address                 No. of
of beneficial owner            Shares Owned             Percentage of Class
-------------------            ------------             -------------------

Sy Robert Picon                7,540,300(1)                      43%
c/o SyCoNet.Com, Inc.
9208A Venture Court
Manassas, VA 20111

William Spears                     5,816,706(2)                 34
c/o SyCoNet.Com, Inc.
9208A Venture Court
Manassas, VA 20111

J. Larry Hineline                    650,753(3)                  5
9266 Oak Hammock Lane
Jupiter, FL 33478


----------
(1) Includes options to purchase 5,285,000 shares and 250,000 shares owned by Mr. Picon's wife, as to which he disclaims beneficial ownership.

(2)  Includes options to purchase 5,115,000 shares.

(3)  Includes options to purchase 280,000 shares.

     (b) Security Ownership of Management.

     The following table contains information regarding ownership of our common stock, which are our only voting securities, which are deemed under the current rules of the Securities and Exchange Commission to be beneficially owned by our directors, our executive officers named in Item 5 below, and our directors and executive officers as a group, as of January 14, 2000:

                                                                 No. of
Name and Address                    Office                     Shares Owned               Percentage of Class
----------------                    ------                     ------------               -------------------
Sy Robert Picon                     President, Chief             7,540,300(1)                     43%
c/o SyCoNet.Com, Inc.               Executive Officer,
9208A Venture Court                 Treasurer and
Manassas, VA 20111                  Director

William Spears                      Executive Vice              5,816,706(2)                      34
c/o SyCoNet.Com, Inc.               President,
9208A Venture Court                 and Director
Manassas, VA 20111

J. Larry Hineline                   Secretary and                 650,753(3)                       5
9266 Oak Hammock Lane               Director
Jupiter, FL 33478

Edward E. Kramer                    Director                       245,000(4)                      2
2480 Honeycomb Way
Duluth, GA 30096

Philip Jacobson                     Executive                       60,500(5)                          (6)
9029 Edgepark Road                  Vice President
Vienna, Virginia 22182

Kathryn Jacobson                    Chief Financial                  60,500(7)                         (6)
9029 Edgepark Road                  Officer
Vienna, Virginia 22182

All Officers and                                                 14,313,259                          68
Directors as a Group
(6 individuals)


----------
(1) Includes options to purchase 5,285,000 shares and 250,000 shares owned by Mr. Picon's wife, as to which he disclaims beneficial ownership.

(2)  Includes options to purchase 5,115,000 shares.

(3)  Includes options to purchase 280,000 shares.

(4)  Includes options to purchase 215,000 shares.

(5) Includes options to purchase 25,000 shares owned by his wife Kathryn Jacobson, as to which Mr. Jacobson disclaims beneficial ownership.

(6)  Less than one percent.

(7) Includes options to purchase 25,000 shares and includes 35,500 shares owned by her husband, Philip Jacobson, as to which Mrs. Jacobson disclaims beneficial ownership.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

     (a) Officers and directors: The following table provides information concerning each of our executive officers and directors. All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified, or until a director's death, resignation or removal.

Name                       Age           Position
----                       ---           --------
Sy Robert Picon            41            President, Chief Executive Officer,
                                         Treasurer and Director

William Spears             37            Executive Vice President and Director

Jean-Claude Geha           36            Executive Vice President and Chief
                                         Operating Officer

Philip Jacobson            39            Executive Vice President

Kathryn T. Jacobson        43            Chief Financial Officer

J. Larry Hineline          54            Secretary and Director

Edward E. Kramer           38            Director

     Sy Robert Picon: Mr. Picon is one of our co-founders along with William Spears. He has been our Chairman of the Board, Chief Executive Officer and Treasurer since our inception and was elected our President in June 1998. He was a co-founder of the Virginia limited partnership formed on February 1, 1997 which is our predecessor. He has been involved in the comic book industry for over ten years. In 1991, he founded SyCo Comics, a supplier of comic books and related media to disabled individuals, which he sold in 1996. Mr. Picon has also worked as a chief administrator for a major telecommunications firm.

     William Spears: Mr. Spears is one of our co-founders along with Mr. Picon. He has been one of our Directors since our inception. He was our President from inception until June 1998, when he became our Executive Vice President. He was a co-founder of the Virginia limited partnership formed on February 1, 1997 which is our predecessor. He has been in the comic book industry since 1989 when he created a comic book title which he published. In 1995, he opened a retail comic book specialty store in San Carlos, California and expanded onto the Internet in 1996. Since 1982, he has owned and operated the Perfect Shirt & Sign Company, a promotional screen printing facility which in 1990 expanded into supplying computer accessories.

     Jean-Claude Geha: Mr. Geha has been an Executive Vice President and our Chief Operating Officer since January 2000. He has more than 10 years of senior management experience and has worked in the fields of engineering, operating and marketing at MCI. From 1998 until he joined us, Mr. Geha was the Director of Product Management and Market Communications for Apex Global Internet Services, a Tier 1 Internet backbone company, where his responsibilities included the design and implementation of AGIS' domestic and international Internet and data products and services. From 1996 to 1999, he was the Senior Marketing Manager and Consultant for Broadband Marketing at Bell Canada/Stentor. From 1991 to 1996 he worked at MCI, first as a Special Services Engineer, then as a Manager of Global Data Engineering and Provisioning, and later of Internet MCI Services and, finally, as a Senior Sales Support Manager in Customer Business Solutions. Mr. Geha has an M.S. in Telecommunications Management from Southern Methodist University and a B.S. in Electrical Engineering from the University of Maryland.

     Philip Jacobson: Mr. Jacobson joined us as Executive Vice President in January 2000. From July 1999 to January 2000, he was the founder and President of a financial planning and partner marketing consulting firm called Network Conceptions LLC. From April 1998 to July 1999, he was Director of Business Development for Apex Global Internet Services and from January 1984 to January 1998 he worked for MCI Communications managing a series of financial and marketing departments, with an emphasis on Internet services and advanced products, most recently as Senior Manager, Partner Marketing. Mr. Jacobson has a B.A. in Accounting from the University of Massachusetts and he is a certified public accountant. He is the husband of Kathryn Jacobson.

     Kathryn T. Jacobson: Mrs. Jacobson has been our Chief Financial Officer since November 1999. Her background includes controllership, Enterprise Resource Planning systems conversions, treasury functions, financing and acquisitions. From July 1998 to September 1999, she was Controller at Information Systems Support Inc. From October 1987 to July 1998, she worked at CACI Technologies, Inc., a division of CACI, Inc. (NASDAQ: CACI), formerly QuesTech, Inc., first as a Senior Accountant, then Manager of Financial Reporting, then Assistant
Controller and finally as Director of Accounting and Financial Reporting, managing that company's accounting and SEC reporting functions. Prior CACI, she worked in various professional capacities in finance and accounting at Computer Sciences Corporation, and MCI Worldcom (formerly MCI). Mrs. Jacobson is a certified public accountant and received her M.B.A. in Finance and a Masters in Accounting from George Washington University. She is a member of the American Institute of Certified Public Accountants and the Institute of Management Accountants. She is the wife of Philip Jacobson.

     J. Larry Hineline: Mr. Hineline has been one of our Directors since January 1998 and our Secretary since June 1998. From 1978 to 1991 he was employed at U.S. Surgical, most recently as Senior Director of Operations, a position he held for seven years. From 1991 to 1992, he was the Vice-President of Product Operations for Joint Medical Products Corporation. Since October 1993 he has been the owner of JVR Systems Inc. and Bear Services Inc., computer and consulting companies, respectively. Since February 1997 he also has been the owner of DavDez Arts Inc., a publisher of comic books, short stories and graphic novels. Mr. Hineline received his undergraduate degree from Troy State University in 1976 and his M.B.A from California Coast University in 1999. He is currently working towards a Ph.D. in Business Administration.

     Edward E. Kramer: Mr. Kramer has been one of our Directors since October 1997. He has been in the comic book industry since 1987, when he became a co-owner of Titan Games and Comics, a position that he currently holds. Since 1992, Mr. Kramer also has been a Technology Associate at Metropolitan Regional Educational Service Agency, a division of the Georgia Department of Education, in Atlanta, Georgia. Mr. Kramer is also an award-winning writer and editor of nearly two dozen books in the science fiction and horror genres. He received his undergraduate degree in Psychology from Emory University and a Master's Degree in Administration and Planning from Emory University School of Medicine.

     (b) Key employees:

     R. Scott Murphy: Mr. Murphy, age 41, joined us in January 2000 as the Director of Technical Services and Web Design. From September 1999 to January 2000, he was a Senior Systems Programmer at Command Technologies, Inc. From June 1998 to September 1999, he held a management position at KPMG where he led a project to create an intranet portal service that allows KPMG employees worldwide to access a complete library of tax services. Mr. Murphy was employed by West Virginia University since February 1997 as its coordinator of all user access and systems security. He received a B.A. in Computer Art from Davis and Elkins College and is working on the requirements for an M.S. in Computer Science from West Virginia University.

     Keith Impink: Mr. Impink, age 37, joined us in January 2000 as our Creative Director and Webmaster. Mr. Impink is a professional artist and web designer who is responsible for the design of our corporate and e-commerce websites, as well as all of our marketing and convention materials. For the last five years Mr. Impink has worked as a free-lance web developer and graphic designer based in California. During those five years, he worked as Webmaster for companies such as M.P. Mountanos, Inc. and Oscar Knows, which runs the www.oscarknows.com site. From 1981 to 1995, Mr. Impink was a free-lance commercial artist designing t-shirts, album covers, convention materials and marketing literature for clients such as Hewlett-Packard, BMW, the American Heart Association, Capitol Records and rock bands such as The Grateful Dead and Lynryd Skynryd.

Item 6. Executive Compensation.

     (a) Summary Compensation: The following table summarizes the compensation for the fiscal year ended December 31, 1999 and the prior two fiscal years earned by or paid to our chief executive officer. No other executive officer earned more than $100,000 for these years.

                                                                   Long Term Compensation
                                                                   ----------------------

                                Annual Compensation                             Awards
                                -------------------                             Securities
Name and                                                                        Underlying
principal position                  Year          Salary       Bonus            Options(#)/SARS
------------------                  ----          ------       -----            ---------------
Sy R. Picon, CEO                    1999         $103,955        $0                  2,000,000
                                    1998         $ 58,231        $0                          0
                                    1997         $ 42,058        $0                  2,285,000

                                       Option/SAR Grants in Last Fiscal Year

                                                 Individual Grants
--------------------------------------------------------------------------------------------------------------
                  Number of                 % of Total
                  Securities                Options/SARS
                  Underlying                Granted to           Exercise or                      Market Price
                  Options/SARS              Employees            Base Price     Expiration        on Date of
Name              Granted (#)               in Fiscal Year       ($/share)      Date              of Grant ($)
----              -------------------       --------------       ---------      ---------------   ------------
Sy R. Picon       1,000,000                         10%           $0.51         01/03/10          $2.03
                  1,000,000                         10%           $2.03         01/03/10          $2.03

Item 7. Certain Relationships and Related Transactions.

     None.

Item 8. Description of Securities.

Authorized Capitalization

     Our authorized capital stock consists of 15,000,000 shares, of which 14,500,000 shares are common stock, par value $.0001, and 500,000 shares are preferred stock, par value $.0001.

Common Stock

     We currently have 12,140,635 shares of common stock outstanding. All outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

     Holders of common stock are entitled to receive dividends, when and if declared by the board of directors, out of funds legally available for that purpose and to share ratably in our net assets upon liquidation, after provision has been made for each class of stock, if any, having preference over the common stock.

     Holders of common stock are entitled to one vote per share on all matters requiring a vote of shareholders. Since the common stock does not have cumulative voting rights in electing directors, the holders of more than a majority of the outstanding shares of common stock voting for the election of directors can elect all of the directors whose terms expire that year, if they choose to do so.

     Holders of common stock do not have preemptive or other rights to subscribe for additional shares, nor are there any redemption or sinking fund provisions associated with the common stock.

Preferred Stock

     We currently have no shares of preferred stock outstanding. However, our board of directors is authorized to issue up to 500,000 shares of preferred stock in series and to establish from time to time the number of shares to be included in each series and to fix the designations, powers and other rights and preferences of the shares of each series as may be determined from time to time by our board of directors, as well as any qualifications, limitations or restrictions. Accordingly, our board of directors, without stockholder approval, may issue preferred stock with dividend, liquidation, conversion, voting, redemption or other rights which could adversely affect the voting power or other rights of the subscribers for our common stock. The preferred stock thus could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of us, which could have the effect of discouraging hostile bids for control of us in which stockholders may receive premiums for their shares of common stock or otherwise dilute the rights of holders of common stock and the market price of the common stock. Although we have no present intention to issue any shares of our preferred stock, we may do so in the future. Delaware anti-takeover law

     We are subject to the General Corporation Law of the State of Delaware, including Section 203, an anti-takeover law enacted in 1988. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

     (1) prior to the date of the transaction, the board of directors approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

     (2) upon becoming an interested stockholder, the stockholder then owns at least 85% of the voting securities, as defined in Section 203; or

     (3) after the date of the transaction, the business combination is approved by both the board of directors and the stockholders.

     "Business combination" generally is defined to include mergers, asset sales and certain other transactions with an "interested stockholder." An "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of a corporation's voting stock. Although Section 203 permits us to elect not to be governed by its provisions, to date we have not made this election. As a result of the application of section 203, potential acquirers of the company may be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of their securities at above-market prices in these transactions.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

     (a) Market information.

     Our common stock is listed on the Over-the-Counter Bulletin Board under the symbol "SYCD".

     The following table sets forth the range of high and low bid closing quotations for our common stock for each quarter within the last two fiscal years since quotation commenced. These quotes were provided by the National Quotation Bureau, Inc. and reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

         Period                          Closing Bid                        Closing Ask
         ------                     ---------------------              ---------------------
                                    High              Low              High              Low
                                    ----              ---              ----              ---
October 13 (first
availability) through
December 31, 1998                   $.62             $.01              $1.25             $.44

January 4 through
March 31, 1999                       .56              .19                .62              .25

April 1 through
June 30, 1999                        .73              .22                .78              .25

July 1 through
September 30, 1999                  2.40              .42               2.45              .45

October 1 through
December 31, 1999                   2.69             1.19               2.75            1.22

     (b) Holders

     As of January 14, 2000, there were 78 holders of record of our common stock.

     (c) Dividends

     Since our inception, we have not declared any dividends on our common stock and, since we currently intend to retain earnings for use in operations and the expansion of our business, we do not anticipate paying any cash dividends in the foreseeable future.

Item 2. Legal Proceedings.

     None.

Item 3. Changes in and Disagreements with Accountants.

     None.

Item 4. Recent Sales of Unregistered Securities.

     In June 1997, we sold our 31 founders 4,592,053 shares for an aggregate price of $457 ($.0001 per share) in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), for transactions not involving a public offering.

     In September, November and December 1997, we sold to 40 investors 686,000 shares of common stock for an aggregate price of $343,000 ($.50 per share) in a private placement made pursuant to the exemption from registration provided by
Section 3(b) of the Securities Act and Rule 504 of Regulation D promulgated under the Securities Act. The investors paid cash for their shares.

     In March, April, May and June 1998, we sold to 39 investors 728,000 shares of common stock for an aggregate price of $364,000 ($.50 per share) in a private placement made pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

     In October 1998 we issued 400,000 shares of common stock to two consultants for services rendered aggregating $200,000. This issuance was in reliance on the exemption from registration provided by Section 3(b) and Rule 504.

     From November 1998 through February 1999, in connection with a private placement made pursuant to the exemption from registration provided by Rule 504, we (a) sold 2,012,500 shares of common stock to 12 private investors at a price of $.20 per share, for an aggregate price of $402,500 in cash, and (b) issued 180,000 shares to five consultants for services rendered valued at $36,000.

     In March and April 1999, we sold to three investors 667,500 shares of common stock at a price of $.20 per share, for an aggregate price of $133,500, in cash, in a private placement made pursuant to the exemption from registration provided by Section 3(b) and Rule 504.

     In June 1999, we sold to two accredited investors 1,520,000 shares of common stock at a price of $.15 per share, for an aggregate price of $228,000, in a private placement made pursuant to the exemption from registration provided by Section 3(b) and Rule 504 of the Securities Act and Section 203(t) of the Pennsylvania Securities Act of 1972.

     In October 1999, we sold to one accredited investor 394,000 shares of common stock at a price of $.75 per share, for an aggregate price of $295,500, in a private placement made pursuant to the exemption from registration provided by Section 3(b) and Rule 504 of the Securities Act and Section 203(t) of the Pennsylvania Securities Act of 1972.

     In November and December 1999, we sold to 21 accredited investors 610,377 shares of common stock at a price of $.85 per share, for an aggregate price of $518,820, in a private placement made pursuant to the exemption from registration provided by Section 4(2) and 4(6) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

Item 5. Indemnification of Directors and Officers.

     As permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "DGCL"), article tenth of our certificate of incorporation provides that our directors can't be held liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director other than (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the DGCL provides that a corporation may, under certain circumstances, indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement, provided that these expenses have been actually and reasonably incurred by the directors and officers by reason of their capacity as such. Article tenth of our certificate of incorporation requires us to indemnify, to the fullest extent permitted by the DGCL, as amended from time to time, any person who is, was, or has agreed to become a director or officer of the company against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person.


                              FINANCIAL STATEMENTS

                                 SYCONET.COM, INC.

                                   Balance Sheets
                            September 30, 1999 and 1998
                                    (Unaudited)

                                                                      September 30,
                                                                --------------------------
             Assets                                                1999           1998
                                                                -----------    -----------
Current Assets
  Cash and cash equivalents                                     $    99,969    $    32,470
  Accounts receivable, net of allowance for
    doubtful accounts of $8,202 and $900, respectively               49,555         37,090
Prepaids expenses                                                        --          5,000
  Inventory                                                         366,869        135,399
                                                                -----------    -----------
Total current assets                                            $   516,393    $   209,959
                                                                -----------    -----------

Property and equipment, at cost                                 $    25,703    $    19,277
  Less accumulated depreciation                                      (9,330)        (3,414)
                                                                -----------    -----------
Total property and equipment                                    $    16,373    $    15,863
                                                                -----------    -----------

Other Assets                                                    $     5,000    $     5,000
                                                                -----------    -----------

Total assets                                                    $   537,766    $   230,822
                                                                ===========    ===========

   Liabilities and Stockholders' Equity

Current Liabilities
  Current maturities of long-term debt                          $    32,311    $    36,500
  Accounts payable and accrued expenses                             221,660        164,201
  Stock subscription refund payable                                  22,500         22,500
  Payroll taxes payable                                              16,771         48,554
                                                                -----------    -----------
Total liabilities                                               $   293,242    $   271,755
                                                                -----------    -----------

Stockholders' Equity
Preferred Stock, authorized 500,000 shares; issued none         $        --    $        --
Common stock, $0.0001 par value, authorized 14,500,000 shares;
issued and outstanding 10,786,052 and 5,901,053 shares in
1999 and 1998, respectively                                           1,078            590
Additional paid-in capital                                        1,808,440        874,134
Retained earnings (deficit)                                      (1,564,994)      (915,657)
                                                                -----------    -----------
Total stockholders' equity                                      $   244,524    $   (40,933)
                                                                -----------    -----------

   Total liabilities and stockholders' equity                   $   537,766    $   230,822
                                                                ===========    ===========


See Note to Financial Statements.

                                SYCONET.COM, INC.

                            Statements of Operations
              For the Nine Months Ended September 30, 1999 and 1998
                                   (Unaudited)




                                                 For the Nine      For the Nine
                                                 Months Ended      Months Ended
                                                 September 30,     September 30,
                                                      1999             1998
                                                   ---------        ---------
Net sales                                          $ 773,134        $ 390,570

Cost of goods sold                                   598,527          322,194
                                                   ---------        ---------

     Gross profit (loss)                           $ 174,607        $  68,376

General and administrative expenses                  586,521          491,307
                                                   ---------        ---------

     Operating loss                                $(411,914)       $(422,931)

Nonoperating income (expense):
  Interest income                                         --               --
  Interest expense                                    (2,316)          (2,989)
                                                   ---------        ---------

     Net loss                                      $(414,230)       $(425,920)
                                                   =========        =========

Loss per common share, basic and diluted           $    (.04)       $    (.08)
                                                   =========        =========


See Note to Financial Statements.

                              SYCONET.COM, INC.

                          Statements of Cash Flows
            For the Nine Months Ended September 30, 1999 and 1998
                                 (Unaudited)


                                                            For the Nine   For the Nine
                                                            Months Ended   Months Ended
                                                            September 30,  September 30,
                                                                1999           1998
                                                              ---------      ---------
Cash Flows From Operating Activities
     Net income                                               $(414,230)     $(425,920)
     Adjustments to reconcile net income to net cash
       (used in) operating activities:
          Depreciation                                            3,855          2,490
          Changes in assets and liabilities:
          (Increase) in accounts receivable                      (9,049)       (19,078)
          (Increase) in inventory                              (199,362)      (135,399)
          Increase in accounts payable and accrued expenses       2,726        124,188
          Increase in stock subscription fund payable                 0         22,500
          Decrease in payroll taxes payable                     (65,597)        19,666
                                                              ---------      ---------
             Net cash (used in) operating activities          $(681,657)     $(411,553)
                                                              ---------      ---------

Cash Flows From Investing Activities,
     Purchase of property, plant and equipment                $      --      $ (10,047)
                                                              ---------      ---------

Cash Flows From Financing Activities
     Proceeds from issuance of stock                          $ 774,980      $ 362,935
     Short-term loans from officers                             (10,000)            --
     Short-term loans to employees                                2,000        (12,130)
     Principal payments on long-term debt                        (6,030)            --
                                                              ---------      ---------
          Net cash provided by financing activities           $ 760,950      $ 350,805
                                                              ---------      ---------

          Increase in cash and cash equivalents               $  79,293      $ (70,795)

Cash and Cash Equivalents
     Beginning                                                   20,676        103,265
                                                              ---------      ---------

     Ending                                                   $  99,969      $  32,470
                                                              =========      =========

Supplemental Disclosures of Cash Flow Information,
  cash payments for interest                                  $   1,469      $   2,034
                                                              =========      =========


See Note to Financial Statements.

                                SYCONET.COM, INC.

                          Notes to Financial Statements


Note 1.   Significant Accounting Policies

          Unaudited Interim Financial Information

          The interim financial statements as of September 30, 1999 and 1998 have been prepared by Syconet.com, Inc. (the "Corporation") pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for interim financial reporting. These statements are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments and accruals) necessary to present fairly the balance sheets, operating results, and cash flows for the periods presented in accordance with generally accepted accounting principles. Operating results for the nine-month periods ended September 30, 1999 and 1998 may not be indicative of the results for the years ending December 31, 1999 and 1998. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted in accordance with the rules and regulations of the SEC. These financial statements should be read in conjunction with the audited financial statements, and accompanying notes, included in the Corporation's financial statements for the year ended December 31, 1998.

          A summary of the Corporation's accounting policies are as follows:

              Cash and Cash Equivalents

                    For purposes of reporting the statements of cash flows, the Corporation includes all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents on the accompanying balance sheets.

              Accounts Receivable

                    Accounts receivable are shown net of related allowance for doubtful accounts. The allowance for doubtful accounts is $8,200 and $900 for September 30, 1999 and 1998, respectively.

              Inventories

                    Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories at September 30, 1999 and 1998 consisted of goods, primarily anime videos, purchased for redistribution.

                          Notes to Financial Statements


              Property and Equipment

                    Property and equipment, principally computer hardware and software, are stated at historical cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense. Depreciation is provided using the straight-line method over a three to five-year estimated life. Depreciation expense totaled $3,855 and $2,490 for the nine months ended September 30, 1999 and 1998, respectively.

              Earnings Per Share

                    Per Financial Accounting Standards Board Statement No. 128, "Earnings Per Share," basic earnings per share is computed on the weighted average number of shares outstanding and excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is computed in a manner similar to basic EPS, except for certain adjustments to the numerator and the denominator. Diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. Dilution reduces EPS and results from the assumption that convertible securities were converted, that options or warrants were exercised, or that other shares were issued upon the satisfaction of certain conditions. Common equivalent shares are excluded from the computation if their effect is antidilutive.

              Revenue Recognition

                    Sales are recorded net of discounts, which range from 28% to 50%. Right of return is granted in exchange for cash refund or merchandise exchange contingent upon receipt of the returned inventory.

              Advertising Costs

                    Advertising costs are expensed as incurred.

              Income Taxes

                    Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of asset and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                          Notes to Financial Statements


              Use of Estimates

                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 C O N T E N T S

                                                                          Page

INDEPENDENT AUDITOR'S REPORT
  ON THE FINANCIAL STATEMENTS                                                 1

FINANCIAL STATEMENTS

  Balance sheets                                                              2
  Statements of operations                                                    3
  Statements of stockholders' equity                                          4
  Statements of cash flows                                                    5
  Notes to financial statements                                            6-12

                          INDEPENDENT AUDITOR'S REPORT









To the Board of Directors
Syconet.com, Inc.
Manassas, Virginia


     We have audited the accompanying balance sheets of Syconet.com, Inc. as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Syconet.com, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




Yount, Hyde &  Barbour, P.C.
Winchester, Virginia
December 31, 1999

                                SYCONET.COM, INC.

                                 Balance Sheets
                           December 31, 1998 and 1997

                                                                        December 31,
                                                                 --------------------------
               Assets                                               1998           1997
                                                                 -----------    -----------
Current Assets
     Cash and cash equivalents                                   $    20,676    $   103,265
     Accounts receivable, net of allowance for
          doubtful accounts of $8,202 and $910 at
          December 31, 1998 and 1997, respectively                    40,506         18,012
     Due from employee                                                 2,000             --
     Prepaid expenses                                                     --          5,000
     Inventory                                                       167,507             --
                                                                 -----------    -----------
               Total current assets                              $   230,689    $   126,277
                                                                 -----------    -----------

Property and Equipment, at cost                                  $    25,703    $     9,230
     Less accumulated depreciation                                    (5,475)          (923)
                                                                 -----------    -----------
               Total property and equipment                      $    20,228    $     8,307
                                                                 -----------    -----------

Other Assets                                                     $     5,000    $     5,000
                                                                 -----------    -----------

               Total assets                                      $   255,917    $   139,584
                                                                 ===========    ===========

          Liabilities and Stockholders' Equity

Current Liabilities
     Current maturities of long-term debt                        $    22,483    $    16,840
     Accounts payable and accrued expenses                           218,934         40,013
     Payroll taxes payable                                            82,368         28,888
     Stock subscription refund payable                                22,500             --
     Loans from officers                                              10,000             --
                                                                 -----------    -----------
               Total current liabilities                         $   356,285    $    85,741

Long-Term Debt, less current maturities                               15,858         31,790
                                                                 -----------    -----------
               Total liabilities                                 $   372,143    $   117,531
                                                                 -----------    -----------

Stockholders' Equity
     Preferred stock, authorized, 500,000 shares; no shares
       outstanding                                               $        --    $        --
     Common stock, $0.0001 par value, authorized 14,500,000 and
       7,500,000 shares in 1998 and 1997, respectively; issued
       and outstanding 6,500,053 and 5,153,053 shares in 1998
       and 1997, respectively                                            650            515
     Additional paid-in capital                                    1,033,888        511,273
     Retained earnings (deficit)                                  (1,150,764)      (489,735)
                                                                 -----------    -----------
               Total stockholders' equity                        $  (116,226)   $    22,053
                                                                 -----------    -----------

               Total liabilities and stockholders' equity        $   255,917    $   139,584
                                                                 ===========    ===========

 See Notes to Financial Statements.

                                SYCONET.COM, INC.

                            Statements of Operations
                    For the Year Ended December 31, 1998 and
            for the Period from January 15, 1997 (Date of Inception)
                              to December 31, 1997



                                                                Period from
                                                              January 15, 1997
                                                Year Ended   (Date of Inception)
                                                December 31,   to December 31,
                                                    1998           1997
                                                  ---------      ---------


Net sales                                         $ 625,955      $ 174,880

Cost of goods sold                                  512,024        246,222
                                                  ---------      ---------

          Gross profit (loss)                     $ 113,931      $ (71,342)

Selling, general and administrative expenses        771,395        415,971
                                                  ---------      ---------

          Operating loss                          $(657,464)     $(487,313)

Nonoperating income (expense):
     Interest income                                    420            106
     Interest expense                                (3,985)        (2,528)
                                                  ---------      ---------

          Net loss                                $(661,029)     $(489,735)
                                                  =========      =========

Loss per common share, basic and diluted          $   (0.12)     $   (0.10)
                                                  =========      =========


See Notes to Financial Statements.

                                SYCONET.COM, INC.

                       Statements of Stockholders' Equity
                    For the Year Ended December 31, 1998 and
              the Period from January 15, 1997 (Date of Inception)
                              to December 31, 1997


                                                              Additional     Retained
                                                  Common        Paid-In      Earnings
                                                   Stock        Capital      (Deficit)
                                                -----------   -----------   -----------
Balance, January 15, 1997 (date of inception)   $        --   $        --   $        --
     Net (loss)                                          --            --      (489,735)
     Sale of 5,153,053 shares of common stock         5,153       506,635            --
                                                -----------   -----------   -----------
Balance, December 31, 1997                      $     5,153   $   506,635   $  (489,735)
     Net (loss)                                          --            --      (661,029)
     Sale of 1,347,000 shares of common stock         1,347       521,403            --
                                                -----------   -----------   -----------
Balance, December 31, 1998                      $     6,500   $ 1,028,038   $(1,150,764)
                                                ===========   ===========   ===========


See Notes to Financial Statements.

                                SYCONET.COM, INC.

                            Statements of Cash Flows
                    For the Year Ended December 31, 1998 and
              the Period from January 15, 1997 (Date of Inception)
                              to December 31, 1997


                                                                                 Period from
                                                                               January 15, 1997
                                                                 Year Ended  (Date of Inception)
                                                                December 31,   to December 31,
                                                                    1998             1997
                                                                  ---------        ---------
Cash Flows From Operating Activities
     Net loss                                                     $(661,029)       $(489,735)
     Adjustments to reconcile net loss to net cash
       (used in) operating activities:
          Depreciation                                                4,552              923
          Changes in assets and liabilities:
          (Increase) in accounts receivable                         (22,494)         (18,012)
          (Increase) decrease in prepaid expenses                     5,000           (5,000)
          (Increase) in inventory                                  (167,507)              --
          (Increase) in other assets                                     --           (5,000)
          Increase in accounts payable and accrued expenses         178,921           40,285
          Increase in stock subscription refund payable              22,500               --
          Increase in payroll taxes payable                          53,480           28,616
                                                                  ---------        ---------
               Net cash (used in) operating activities            $(586,577)       $(447,923)
                                                                  ---------        ---------

Cash Flows From Investing Activities,
     purchase of property and equipment                           $ (16,473)       $  (9,230)
                                                                  ---------        ---------

Cash Flows From Financing Activities
     Proceeds from issuance of stock                              $ 522,750        $ 511,788
     Short-term loans from officers                                  10,000               --
     Short-term loans to employees                                   (2,000)
     Proceeds from long-term borrowing                                   --           50,000
     Principal payments on long-term debt                           (10,289)          (1,370)
                                                                  ---------        ---------
               Net cash provided by financing activities          $ 520,461        $ 560,418
                                                                  ---------        ---------

               Increase (decrease) in cash and cash
                    equivalents                                   $ (82,589)       $ 103,265

Cash and Cash Equivalents
     Beginning                                                      103,265               --
                                                                  ---------        ---------

     Ending                                                       $  20,676        $ 103,265
                                                                  =========        =========

Supplemental Disclosures of Cash Flow Information,
     cash payments for interest                                   $   2,712        $   1,630
                                                                  =========        =========


See Notes to Financial Statements.

                                SYCONET.COM, INC.

                          Notes to Financial Statements




Note 1.    Nature of Business and Significant Accounting Policies

          From January 15, 1997, date of inception, to February 1, 1997, the Corporation operated as a general partnership between Sy Robert Picone, Chief Executive Officer of Syconet.com, Inc. ("SyCo" or the "Corporation"), and William Spears, President of SyCo. From February 1, 1997 to June 30, 1997, the Corporation operated as a limited partnership which included nine separate partners and on June 30, 1997, the Corporation was incorporated in the State of Delaware under the name Syco Comics & Distribution. The Company changed its name in early 1999 to Syconet.com.

          From the date of inception to December 31, 1997, the Corporation primarily operated as a distributor of comic books, trading cards and collectible toys to independent retailers nationwide. Subsequent to 1997, the Corporation replaced the distribution of comic books with the distribution of Japanese anime videos. Sales are made in the United States and internationally through several websites on the internet, the publication of a catalog and attendance at conventions across the United States.

          A summary of the Corporation's accounting policies are as follows:

              Cash and Cash Equivalents

                    For purposes of reporting the statements of cash flows, the Corporation includes all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents on the accompanying balance sheets.

              Accounts Receivable

                    Accounts receivable are shown net of related allowance for doubtful accounts. The allowance for doubtful accounts is $8,202 and $910 for December 31, 1998 and 1997, respectively.

              Inventories

                    Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories at December 31, 1998 consisted of goods, primarily anime videos, purchased for redistribution. With the change to the anime video distribution at the end of 1997, the remaining comic book inventory was abandoned and written off.

                          Notes to Financial Statements


              Property and Equipment

                    Property and equipment, principally computer hardware and software, are stated at historical cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense. Depreciation is provided using the straight-line method over a three to five-year estimated life. Depreciation expense totaled $4,552 and $923 for the year ended December 31, 1998 and the period from January 15,
                    1997, date of inception, through December 31, 1997, respectively.

              Earnings Per Share

                    Per Financial Accounting Standards Board Statement No. 128, "Earnings Per Share," basic earnings per share is computed on the weighted average number of shares outstanding and excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is computed in a manner similar to basic EPS, except for certain adjustments to the numerator and the denominator. Diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. Dilution reduces EPS and results from the assumption that convertible securities were converted, that options or warrants were exercised, or that other shares were issued upon the satisfaction of certain conditions. Common equivalent shares are excluded from the computation if their effect is antidilutive.

              Revenue Recognition

                    Sales are recorded net of discounts, which range from 28% to 50%. Right of return is granted in exchange for cash refund or merchandise exchange contingent upon receipt of the returned inventory.

              Advertising Costs

                    Advertising costs are expensed as incurred. Advertising costs were $17,030 and $12,012 for the year ended December 31, 1998 and the period from January 15, 1997, date of inception, through December 31, 1997, respectively.

              Income Taxes

                    Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of asset and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                          Notes to Financial Statements


              Use of Estimates

                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note 2.    Accounts Payable and Accrued Expenses

          The Corporation's accounts payable and accrued expenses consist of the following:

                                                       December 31,
                                               ----------------------------
                                                 1998                1997
                                               --------            --------

     Accounts payable                          $160,686            $ 26,009
     Legal                                       54,813              11,270
     Payroll                                      1,630               1,783
     Interest                                     1,727                 759
     Sales taxes                                     78                 192
                                               --------            --------
                                               $218,934            $ 40,013
                                               ========            ========


Note 3.    Long-Term Debt

          The Corporation's long-term debt is as follows:

                                                         December 31,
                                                    -----------------------
                                                      1998            1997
                                                    -------         -------
     Note payable, due in monthly
     installments of $1,517, interest
     at 9.25%, uncollateralized                     $38,341         $48,630
     Less current maturities                         22,483          16,840
                                                    -------         -------
                                                    $15,858         $31,790
                                                    =======         =======

          Aggregate maturities of long-term debt are 1999, $22,483 and 2000, $15,858.

                          Notes to Financial Statements


Note 4.    Payroll Taxes Payable

          During 1997 and the first three quarters of 1998, the Corporation was in compliance with payroll tax reporting requirements but was not able to remit the related tax amounts. Consequently, the Corporation entered into an installment payment agreement with the IRS and began making payments to cover the back taxes and penalties. The payroll tax liability was $28,616, plus penalties and interest of $272 at December 31, 1997 and at December 31, 1998, the payroll tax liability was $64,768, plus penalties and interest of $17,600. The Corporation paid off its back taxes in 1999, and is now current with its payroll tax obligations.


Note 5.    Credit Risk

          The Corporation maintains its cash accounts at a commercial bank in Virginia. The amount on deposit at December 31, 1997 that was not covered by the Federal Deposit Insurance Corporation (FDIC) was $7,873. At December 31, 1998, all deposits were covered by the FDIC.


Note 6.    Related Party Transactions

          The amounts due from employees and loans due to stockholders represent short-term cash advances. There were no such transactions at December 31, 1997. At December 31, 1998, the Corporation had $2,000 due from an employee and $10,000 due to officers.


Note 7.    Loss Per Share

          The following table shows the weighted average number of shares used in computing the loss per share. The effect on weighted average number of shares of diluted potential common stock are not included in the computation if their inclusion would have an antidilutive effect (reduce the loss per common share) applicable to the loss from operations for the year ended December 31, 1998 and the period from January 15, 1997, date of inception, through December 31, 1997.

                                                    1998               1997
                                                -----------        -----------

     Basic loss per share:
          Net income (loss)                     $  (661,029)       $  (489,735)
          Weighted average shares outstanding     5,625,507          5,153,058
                                                -----------        -----------
                                                $     (0.12)       $     (0.10)
                                                ===========        ===========

                          Notes to Financial Statements


          Options of 5,471,000 and 5,400,000 shares were not included in computing loss per share assuming dilution for the year ended December 31, 1998 and the period from January 15, 1997, date of inception, through December 31, 1997, respectively, because their effects were antidilutive.


Note 8.   Stock Options

          The Corporation authorized the grant of 5,400,000 non-qualified stock options in 1997 and 86,000 non-qualified stock options in 1998 to key employees or directors of the Corporation. Financial Accounting Standards Board ("SFAS") Statement No. 123, "Accounting for Stock Based Compensation," provides for a fair value method of accounting for employee options and measures compensation expense using an option valuation model that takes into account, as of the grant date, the exercise price and expected life of the options, the current price of the underlying stock, and the risk-free interest rate for the expected term of the option. The Corporation has elected to continue accounting for employee stock-based compensation under Accounting Principles Board Opinion ("APB") No. 25 and related interpretations, which generally requires that compensation cost be recognized for the difference, if any, between the quoted market price of the stock and the amount an employee must pay to acquire the stock.

          Prior to October, 1998, the Corporation's stock was not readily marketable and had no determinable fair value. Under APB No. 25, because the exercise price of all outstanding options was equal to or greater than the fair value of the underlying stock on the date of grant, no compensation expense was recognized during the year ended December 31, 1998 and the period from January 15, 1997, date of inception, through December 31, 1997. If the fair value method of accounting for stock options under SFAS 123 had been applied there would have been no expense relating to the stock options for 1998 and 1997 since there was no determinable fair value for the related stock at the grant date of the stock options.

          A summary of the status of the outstanding options at December 31, 1998 and 1997 and changes during the periods ended on those dates is as follows:

                          Notes to Financial Statements

                                                    December 31, 1998                  December 31, 1997
                                            ---------------------------------  ---------------------------------
                                                                 Weighted                           Weighted
                                                                 Average                            Average
                                                                 Exercise                           Exercise
                                                Shares            Price            Shares            Price
                                            ----------------  ---------------  ----------------  ---------------
Outstanding at beginning of year                  5,400,000           $ 0.01                --            $  --
Granted                                              86,000             0.14         5,400,000             0.01
Exercised                                            15,000             0.01                --               --
                                                 ----------                         ----------
Outstanding at end of year                        5,471,000                          5,400,000             0.01
                                                 ==========                         ==========

Excercisable at end of year                       5,446,000                          5,400,000

Weighted-average fair value per option
of options granted during the year                   $ 0.05                             $ 0.01


          At December 31, 1998, the range of exercise prices for all options is between $0.01 and $0.50, with a weighted average remaining contractual life of 4.4 years, with the exception of 5,400,000 options which do not expire. There were 5,446,000 options exercisable at December 31, 1998.


Note 9.   Operating Leases

          The Corporation leases office and warehousing space and certain office equipment and automobiles under various operating leases. Scheduled payments under these leases are as follows:

          Year ended December 31,
                   1999                                  $ 39,309
                   2000                                     7,494
                   2001                                       691
                                                         --------
                                                         $ 47,494
                                                         ========


          The total rental expense included in the statements of operations for the for the year ended December 31, 1998 and the period from January 15, 1997, date of inception, through December 31, 1997 was $53,314 and $8,857, respectively.

                          Notes to Financial Statements


Note 10. Income Tax Matters

          Net deferred tax assets consist of the following components as of December 31, 1998 and 1997:

                                                   1998               1997
                                              ---------          ---------
     Deferred tax assets:
       Loss carryforwards                     $ 377,400          $ 192,000

       Less valuation allowance                (377,400)          (192,000)
                                              ---------          ---------
                                              $      --          $      --
                                              =========          =========

          During the year ended December 31, 1998 and the period from January 15, 1997, date of inception, through December 31, 1997, the Corporation recorded a valuation allowance of $377,400 and $192,000 on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. There was no other activity in the valuation allowance account during 1998 or 1997.

          Loss carryforwards for tax purposes as of December 31, 1998 have the following expiration dates:

                    Expiration Date                         Amount
                    ---------------                         ------

                         2017                            $     480,000
                         2018                                  630,000
                                                         -------------
                                                         $   1,110,000
                                                         =============

          The income tax provision differs from the amount of income tax determined by applying the U.S. Federal income tax rate to pretax income (loss) from continuing operations for the years ended December 31, 1998 and 1997 due to nondeductible expenses and the valuation allowance.


Note 11. Subsequent Events

           Additional Sources of Capital

               The Corporation has funded its operations primarily through private equity financing pursuant to Regulation D, which is a limited offer and sale of securities without registration under the Securities Act of 1933. Additional funds were raised through various private placements during 1999 totaling in excess of $1 million.

           New Line of Credit

               The Corporation has signed a Letter of Intent for a $5 million line of credit with a venture capital firm that has funded numerous emerging growth companies.

                                    PART III

Item 1.   Index to Exhibits.

          Exhibit No.    Description
          -----------    -----------

          3.1            Certificate of Incorporation

          3.1a Certificate of Amendment of the Certificate of Incorporation, dated March 11, 1998

          3.1b           Certificate of Amendment of Certificate
                         of Incorporation, dated February 17, 1999

          3.2            By-Laws

          10.1 Funding Agreement with Alliance Equities, Inc., dated December 16, 1999

          10.2 Lease Agreement with John G. and Mary Immer, dated November 15, 1997

          10.3           Lease Amendment, dated January 4, 2000

          21             Subsidiaries

          27             Financial Data Schedule

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SYCONET.COM, INC.



Date: January 25, 2000                  By:     /s/ Sy R. Picon
                                                ------------------------------
                                                Sy R. Picon
                                                Chief Executive Officer